
10035953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H.D. Vest Investment Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 North State Highway 161 – Suite 400
(No. and Street)

Irving (City) **Texas** (State) **75038** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Bennett **(972) 870-6041**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- if individual, state last, first, middle name)

55 Second Street, Suite 1400 (Address) **San Francisco** (City) **California** (State) **94105** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
105

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of H.D. Vest Investment Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:


MELISA KAY ZAELIT
Notary Public
STATE OF TEXAS
My Comm. Exp. Aug. 03, 2010

Signature

Financial Operation Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents



KPMG LLP
55 Second Street
San Francisco, CA 94105

Telephone 415 963 5100
Fax 415 963 8100
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2010

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Assets:		
Cash and cash equivalents	$	53,046,685
Cash required to be segregated under federal or other regulations		1,709,251
Commissions and accounts receivable		12,496,136
Deferred expenses		1,772,740
Receivable from Parent		304,639
Other assets		216,292
Goodwill		104,300,551
Total assets	$	173,846,294

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	7,815,297
Amounts due on clearing transactions		1,643,974
Payable to Parent		6,200,875
Deferred revenue		1,772,740
Other liabilities and accrued expenses		371,621
Total liabilities		17,804,507
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		110,999,079
Retained earnings		45,025,236
Total shareholder's investment		156,041,787
Total liabilities and shareholder's investment	$	173,846,294

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is a wholly owned subsidiary of Wells Fargo & Company (WFC). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company clears security transactions through Wells Fargo Investments, LLC (WFI), on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii). WFI is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is WFC.

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The Company has evaluated subsequent events from the statement of financial condition date through February 25, 2010, the date at which the statement of financial condition was available to be issued, and determined there are no items to be disclosed.

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(c) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $1,709,251 is segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(d) Fair Values of Assets and Liabilities

At December 31, 2009, the Company had cash equivalents totaling $51,773,898 in money market mutual funds, with affiliates, which are considered to be Level 1 assets as defined under ASC 820, *Fair Value Measurement and Disclosures*. Level 1 valuation is based upon quoted prices for identical instruments traded in active markets.

(e) Income Taxes

The Company is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of WFC's consolidated tax liability in payable to Parent.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*, resulting in two components of income tax expense: current and deferred. Current income tax expense

(Continued)

approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

(f) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(g) Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(h) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 5.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital can not be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2009, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$41,164,379
Required net capital	1,180,654
Excess net capital	$39,983,725
Ratio of AI/NC	.43 to 1

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the payable to Parent on the accompanying statement of financial condition is $1,912,626 resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

At December 31, 2009, the Company had $52,187,088 of cash and cash equivalents held with related parties.

(4) Litigation and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, including governmental and self-regulatory organization inquiries, investigations and proceedings. In accordance with ASC 450, *Contingencies*, the Company has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial position of the Company, taken as a whole. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

(5) Goodwill

On July 2, 2001, the stock of the Parent was acquired by WFC for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551.

ASC 350, *Intangibles – Goodwill and Other*, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to the Company was tested for impairment by comparing the fair value with its carrying value during 2009. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

(Continued)

(6) Income Taxes

Included in receivable from Parent is a deferred tax asset of $304,639 and included in payable to Parent is a current tax payable of $5,254,227. The primary temporary difference that gives rise to the deferred tax asset relates to certain contingent liabilities. The Company has determined that it is not required to establish a valuation allowance for the deferred tax asset, as management believes it is more likely than not that the deferred tax asset will be realized based on the Company's prospects for generation of future taxable income.

The Company does not have any uncertain tax positions at December 31, 2009.



H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)



H.D. VEST ADVISORY SERVICES, INC.

Financial Statements

December 31, 2009

(With Independent Auditors' Report Thereon)

H.D. VEST ADVISORY SERVICES, INC.

Table of Contents



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Advisory Services, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Advisory Services, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2009, and the related statements of income, shareholder's investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.D. Vest Advisory Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2010

H.D. VEST ADVISORY SERVICES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Assets:		
Cash and cash equivalents	$	18,458,372
Accounts receivable		14,726
Other assets		180,449
Goodwill		23,813,444
Total assets	$	42,466,991

Liabilities and Shareholder's Investment

Liabilities:		
Portfolio management fees payable	$	216,143
Payable to Parent, net		1,566,214
Deferred revenue		163,491
Other liabilities and accrued expenses		17,387
Total liabilities		1,963,235
Shareholder's investment:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		23,839,944
Retained earnings		16,662,812
Total shareholder's investment		40,503,756
Total liabilities and shareholder's investment	$	42,466,991

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Statement of Income

Year ended December 31, 2009

Revenue:		
Portfolio management fees	$	58,486,113
Interest and other		282,643
Total revenue		58,768,756
Expenses:		
Portfolio management fees		41,490,387
Facilities and service fee to Parent		11,826,318
Other expenses		619,150
Total expenses		53,935,855
Income before income taxes		4,832,901
Income taxes		1,736,711
Net income	$	3,096,190

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Statement of Shareholder's Investment

Year ended December 31, 2009

	Shares of common stock issued and outstanding	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2008	1,000	$ 1,000	23,839,944	13,566,622	37,407,566
Net income	—	—	—	3,096,190	3,096,190
Balance, December 31, 2009	1,000	$ 1,000	23,839,944	16,662,812	40,503,756

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	3,096,190
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		823
(Increase) decrease in operating assets:		
Accounts receivable		24,704
Receivable from affiliate		11,793
Other assets		(14,102)
Increase (decrease) in operating liabilities:		
Portfolio management fees payable		(90,540)
Payable to Parent, net		304,528
Deferred revenue		11,041
Other liabilities and accrued expenses		3,265
Total adjustments		251,512
Net increase in cash and cash equivalents and net cash provided by operating activities		3,347,702
Cash and cash equivalents, beginning of year		15,110,670
Cash and cash equivalents, end of year	$	18,458,372
Supplemental cash flow disclosure:		
Income tax payments	$	1,152,469

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Notes to Financial Statements

December 31, 2009

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Advisory Services, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in 1987 as a Texas corporation. The Parent in turn is a wholly owned subsidiary of Wells Fargo & Company (WFC). The Company is registered as an investment advisor with the Securities and Exchange Commission.

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The Company has evaluated subsequent events from the statement of financial condition date through February 25, 2010, the date at which the financial statements were available to be issued, and determined there are no items to be disclosed.

(b) Revenue Recognition

Portfolio management fees are generally received quarterly based on total assets managed in accordance with the investment advisory agreement but are recognized as earned on a pro rata basis over the term of the contract. All related portfolio management fees payable are recognized on the same basis.

Revenue and related expense from annual regulatory license renewal fees is deferred and recognized on a straight-line basis over the course of the license year. Deferred expenses and revenue are recorded in the statement of financial condition.

(c) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(d) Fair Values of Assets and Liabilities

At December 31, 2009, the Company had cash equivalents totaling $18,400,577 in a money market mutual fund, with an affiliate, which are considered to be Level 1 assets as defined under ASC 820, *Fair Value Measurement and Disclosures*. Level 1 valuation is based upon quoted prices for identical instruments traded in active markets.

(e) Income Taxes

The Company is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of WFC's consolidated tax liability in payable to Parent.

(Continued)

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

(f) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(g) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 3.

(2) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than portfolio management fees and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the Payable to Parent, net on the accompanying statement of financial condition is a payable of $164,187 resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

The Parent generally pays income taxes on behalf of the Company and, in turn, charges the Company for the payments. For the year, the Company paid taxes to the Parent totaling $1,144,834.

At December 31, 2009, all cash and cash equivalents were held with a related party. Interest earned on cash balances held with this related party for the year totaled $72,756, which is included in interest and other in the accompanying statement of income.

(3) Goodwill

On July 2, 2001, the stock of the Parent was acquired by WFC for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $23,813,444.

ASC 350, *Intangibles – Goodwill and Other*, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to the Company was tested for impairment by comparing the fair value with its carrying value during 2009. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

(4) Income Taxes

Components of the provision for income taxes are as follows for the year ended December 31, 2009:

Current	$ 1,735,888
Deferred	823
Provision for income taxes	$1,736,711

A reconciliation between the amount of the reported provision for income taxes and expected income tax, (computed by multiplying the statutory federal income tax rate (35%) times income before income taxes) is as follows for the year ended December 31, 2009:

Expected provision for federal income taxes	$1,691,516
State income taxes, net of federal benefit	33,573
Other	11,622
Provision for income taxes	$1,736,711

Included in payable to Parent are taxes payable of $1,733,013, which include a deferred tax liability of $5,153 and a current tax liability of $1,727,860. The primary temporary difference that gives rise to the deferred tax liability relates to prepaid assets.

The Company does not have any uncertain tax positions at December 31, 2009.